Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec announces the appointment of a new Chairman

Sydney, Australia, 12 October 2017: Benitec Biopharma Limited (ASX:BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is pleased to announce the appointment of Dr. Jerel Banks to Chairman of the Board, replacing Mr. Peter Francis who will remain on the Board as a non-executive Director.

Dr. Banks first joined the Board of Benitec as a non-executive Director on 26 October 2016 as part of the strategic engagement between Benitec and NantVentures. Dr. Banks is the Chief Investment Officer of Nant Capital, LLC. Commenting on his appointment as Chairman, Dr. Banks said, “I am delighted to accept this role and I look forward to continuing my work with the talented Benitec team. We have exciting prospects ahead as we transition to becoming a clinical stage company once again, which should result in significant patient benefit and commercial value for Benitec.

On behalf of the Board, I would like to thank Peter for his years of leadership and his significant contribution to all that the Company has been able to achieve during his tenure as Chairman. I am also very pleased that Peter has agreed to remain on the Board as a non-executive Director.”

Mr. Peter Francis, Chairman of Benitec since February 2006, said, “It has been a pleasure to serve as Chairman over the past eleven years. My successor Jerel is well qualified and an excellent choice to lead the Company in the future.”

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Australia Investor Relations	United States Investor Relations
Market Eye Orla Keegan Director Tel: +61 (2) 8097 1201 Email: orla.keegan@marketeye.com.au	M Group Strategic Communications Jay Morakis Managing Director Tel: +1 212.266.0191 Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including OPMD, head & neck squamous cell carcinoma, retinal based diseases such as wet age-related macular degeneration, and hepatitis B. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington's Disease, chronic neuropathic pain, cancer immunotherapy and retinitis pigmentosa.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in the press release are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com